Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following is a joint press release issued by Symantec and VERITAS on May 19, 2005.

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News Release

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Contacts:
Genevieve Haldeman	Helyn Corcos
Symantec Corporation	Symantec Corporation
408-517-7642	408-517-8324
glhaldeman@symantec.com	hcorcos@symantec.com
Andrew McCarthy	Renee Budig
VERITAS Software	VERITAS Software
650-527-3183	650-527-4047
andrew.mccarthy@veritas.com	renee.budig@veritas.com

SEC DECLARES SYMANTEC FORM S-4 REGISTRATION/PROXY STATEMENT EFFECTIVE

Symantec And VERITAS Set June 24 For Special Meeting Of Stockholders

CUPERTINO, Calif. — May 19, 2005 — Symantec Corp. (Nasdaq: SYMC) and VERITAS Software Corp. (Nasdaq: VRTS) today announced that the Securities and Exchange Commission has declared effective the Form S-4 Registration/Joint Proxy statement concerning their proposed merger. Each company will hold a special meeting of stockholders on June 24, 2005 to approve matters relating to the proposed merger between the two companies.

Stockholders of record as of May 12, 2005 will be mailed the joint proxy statement/prospectus in connection with the proposed merger and will be entitled to vote at the respective company’s special stockholder meeting. The joint proxy statement will be mailed to stockholders of both companies on or about May 23, 2005. The merger is subject to customary closing conditions, including requisite approvals by the stockholders of both companies. The parties expect to close the proposed merger transaction soon after the companies conduct their special stockholder meetings and receive the requisite stockholder approvals.

VERITAS stockholders are invited to attend its special meeting of shareholders to be held at 8 am PDT on June 24 at the VERITAS offices located at 350 Ellis Street, Mountain View, Calif., 94043.

Symantec stockholders are invited to attend its special meeting of shareholders to be held at 8 am PDT on June 24 at the Symantec offices located at 20330 Stevens Creek Blvd, Cupertino, Calif., 95014.

About VERITAS Software

VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software and services to enable utility computing. In a utility computing model, IT resources are aligned with business

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SEC Declares Symantec Form S-4 Registration/Proxy Statement Effective

needs, and business applications are delivered with optimal performance and availability on top of shared computing infrastructure, minimizing hardware, and labor costs. With 2004 revenue of $2.04 billion, VERITAS delivers products and services for data protection, storage & server management, high availability, and application performance management that are used by 99 percent of the Fortune 500. More information about VERITAS Software can be found at www.veritas.com.

About Symantec

Symantec is the global leader in information security providing a broad range of software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their IT infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Headquartered in Cupertino, Calif., Symantec has operations in more than 35 countries. More information is available at http://www.symantec.com.

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NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please view the Symantec Press Center at http://www.symantec.com/PressCenter/ on Symantec’s Web site. All prices noted are in US dollars and are valid only in the United States.

Symantec and the Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec Corporation. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

VERITAS Software and the VERITAS Software logo are trademarks or registered trademarks of VERITAS Software Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements, including statements regarding the timing of the special meetings of stockholders and closing of the merger, that involve known and unknown risks, uncertainties and other factors that may cause actual outcomes to differ materially from outcomes expressed or implied by this press release. Such risk factors include, among others that the matters submitted for stockholder approval at the special meetings of stockholders may not be approved. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ previously filed Form 10-Ks and Form 10-Qs.

Additional Information and Where to Find It
Symantec Corporation has filed a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software Corporation. We urge investors and security holders to read this filing because it contains important information about the merger. Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the definitive joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Symantec or VERITAS is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004 or VERITAS’ annual report on Form 10-K for the year ended December 31, 2004, which was filed with the SEC on April 6, 2005. Investors and security holders may obtain free copies of the documents described above and other documents filed with the SEC at www.sec.gov or by contacting Symantec Investor Relations at 408-517-8239 or VERITAS Investor Relations at 650-527-4523.